Exhibit 99(a)(1)

1960 South Walker Avenue
Monrovia, California 91016

John G. Clary
Chief Executive Officer

December 17, 2002

Dear Shareholder:

        We are pleased to inform you that Clary Corporation (the "Company") has entered into a merger agreement (the "Merger Agreement") with Dynamic Power Corporation ("DPC"), pursuant to which DPC has commenced a tender offer to purchase all of the outstanding common shares of the Company and common shares issuable upon the exercise of options for $2.00 per share in cash, as well as all of the outstanding Series A preferred shares of the Company for $5.50 per share in cash. DPC is not required to purchase the common shares or Series A preferred shares unless shares representing at least 90% (when added together with the capital stock of the Company owned by DPC) of each class of shares of capital stock of the Company are validly tendered and not withdrawn. If that number of shares are purchased, the tender offer will be followed by a merger in which each common share and Series A preferred share of the Company not purchased in the tender offer (other than shares held by DPC and, if applicable, dissenting shareholders) will be converted into the right to receive in cash the per share price paid in the tender offer.

        Your Board of Directors has (i) approved the tender offer, the merger and the Merger Agreement, (ii) determined that it is in the best interest of the Company's shareholders that the Company enter into the Merger Agreement and consummate the tender offer and the merger on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that the Company's shareholders accept the offer and tender their shares pursuant to the tender offer.

        In arriving at its recommendations, your Board gave careful consideration to all of the factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 and have recommended that you accept the offer. Please review these factors carefully.

        Also accompanying this letter is the Offer to Purchase, dated December 17, 2002, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read each of the enclosed materials carefully.

Sincerely,
John G. Clary